 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated November 24, 2010, reporting regaining compliance with NASDAQ listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 24, 2010	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Regains Compliance with NASDAQ Listing
Requirements

Tel Aviv, Israel, November 24, 2010 Top Image Systems, Ltd. (NASDAQ: TISA; TASE: TISA), the leading ECM (Enterprise Content Management) innovator of intelligent document recognition, announced today that it has received a letter from The NASDAQ Stock Market confirming the Company has regained compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market under Listing Rule 5550(a)(2).  As a result, Top Image Systems’ common stock will remain on The NASDAQ Capital Market under the ticker symbol “TISA.”

"Top Image Systems is pleased with the determination made by NASDAQ.  As can be seen from our most recent earnings announcement and stock performance, Top Image Systems has greater clarity in its business going into 2011 and is confident in its ability to continue to execute on its plan and to deliver positive results and cash flow,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.

Top Image Systems received a NASDAQ Staff Deficiency Letter on May 24, 2010 stating it was not in compliance with the minimum bid price requirement, which requires listed securities to maintain a minimum bid price of $1.00 per share.

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS' eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.

These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Contact:

Dana Rubin
Director of Corporate Marketing and Investor Relations
dana.rubin@topimagesystems.com
+972 3 767 9114